UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 October 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Maeve Carton
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Maeve Carton
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Maeve Carton                                 44,049
AC Employee Benefit Trustees
Limited Acct CRG                           1,605

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 17
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €14.27
11	Date and place of transaction 19th October 2012; Dublin	12	Date issuer informed of transaction 19th October 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 22nd October 2012

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000002%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 45,654; 0.006317%
If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not applicable	22	Period during which or date on which it can be exercised Not applicable
23	Total amount paid (if any) for grant of the option Not applicable	24	Description of shares involved (class and number) Not applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	26	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 22nd October 2012
The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Nicholas Hartery
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Nicholas Hartery
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Goodbody Stockbrokers Nominees Limited
7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 14 (ii) 14 (iii) 29
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €14.27 (ii) €12.76 (iii) €15.35
11	Date and place of transaction (i) 19th October 2012; Dublin (ii) 29th October 2010; Dublin (iii) 9th May 2011; Dublin	12	Date issuer informed of transaction (i) 19th October 2012 (ii) 19th October 2012 (iii) 19th October 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 22nd October 2012

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000007%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 1,389;0.000192%
If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not applicable	22	Period during which or date on which it can be exercised Not applicable
23	Total amount paid (if any) for grant of the option Not applicable	24	Description of shares involved (class and number) Not applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	26	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 22nd October 2012
The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Jan Maarten de Jong
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Jan Maarten de Jong
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Jan Maarten de Jong
7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 196
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €14.27
11	Date and place of transaction 19th October 2012; Dublin	12	Date issuer informed of transaction 19th October 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 22nd October 2012

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000027%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 15,288; 0.002115%
If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not applicable	22	Period during which or date on which it can be exercised Not applicable
23	Total amount paid (if any) for grant of the option Not applicable	24	Description of shares involved (class and number) Not applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	26	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 22nd October 2012
The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Myles Lee
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Myles Lee
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Myles Lee                                  392,799
Louise Lee                                     8,596
AC Employee Benefit
Trustees Limited Acct CRG       2,363

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 3,930
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €14.27
11	Date and place of transaction 19th October 2012; Dublin	12	Date issuer informed of transaction 19th October 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 22nd October 2012

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000543%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 403,758; 0.055871%
If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not applicable	22	Period during which or date on which it can be exercised Not applicable
23	Total amount paid (if any) for grant of the option Not applicable	24	Description of shares involved (class and number) Not applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	26	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 22nd October 2012
The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Heather Ann McSharry
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Heather Ann McSharry& Relative
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Heather Ann McSharry    3,676
Gaelen Britton                    192

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 40
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €14.27
11	Date and place of transaction 19th October 2012; Dublin	12	Date issuer informed of transaction 19th October 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 22nd October 2012

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000005%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 3,868; 0.000535%
If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not applicable	22	Period during which or date on which it can be exercised Not applicable
23	Total amount paid (if any) for grant of the option Not applicable	24	Description of shares involved (class and number) Not applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	26	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 22nd October 2012
The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Albert Manifold
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Albert Manifold
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Albert Manifold                              32,571
AC Employee Benefit Trustees
Limited Acct CRG                           2,363

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 360
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €14.27
11	Date and place of transaction 19th October 2012; Dublin	12	Date issuer informed of transaction 19th October 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 22nd October 2012

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000049%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 34,934; 0.004834%
If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not applicable	22	Period during which or date on which it can be exercised Not applicable
23	Total amount paid (if any) for grant of the option Not applicable	24	Description of shares involved (class and number) Not applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	26	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 22nd October 2012
The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Daniel N. O'Connor
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Daniel N. O'Connor
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Daniel N. O'Connor                                  1,426
Davycrest Nominees Limited
Acct 0075330                                          14,990

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 169
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €14.27
11	Date and place of transaction 19th October 2012; Dublin	12	Date issuer informed of transaction 19th October 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 22nd October 2012

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000023%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 16,416; 0.002271%
If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not applicable	22	Period during which or date on which it can be exercised Not applicable
23	Total amount paid (if any) for grant of the option Not applicable	24	Description of shares involved (class and number) Not applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	26	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 22nd October 2012
The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Neil Colgan
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person Yes; Spouse	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Spouse
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

AC Employee Benefit Trustees
Limited Acct CRG                                2,360
Joan Duffy                                              8,387

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 24
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €14.27
11	Date and place of transaction 19th October 2012; Dublin	12	Date issuer informed of transaction 19th October 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 22nd October 2012

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000003%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 10,747; 0.001487%
If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not applicable	22	Period during which or date on which it can be exercised Not applicable
23	Total amount paid (if any) for grant of the option Not applicable	24	Description of shares involved (class and number) Not applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable	26	Total number of shares over which options are held following notification Not applicable
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 22nd October 2012
The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Erik Bax
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Erik Bax
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Erik Bax                                        5,719
BBHISL Nominees Limited       5,747

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 210
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €14.27
11	Date and place of transaction 19th October 2012; Dublin	12	Date issuer informed of transaction 19th October 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 22nd October 2012

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable (PDMR Disclosure)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Not Applicable (PDMR Disclosure)
17	Description of class of share Not Applicable (PDMR Disclosure)	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR Disclosure)
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR Disclosure)	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not Applicable (PDMR Disclosure)

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not Applicable (PDMR Disclosure)	22	Period during which or date on which it can be exercised Not Applicable (PDMR Disclosure)
23	Total amount paid (if any) for grant of the option Not Applicable (PDMR Disclosure)	24	Description of shares involved (class and number) Not Applicable (PDMR Disclosure)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not Applicable (PDMR Disclosure)	26	Total number of shares over which options are held following notification Not Applicable (PDMR Disclosure)
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 22nd October 2012
The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Jack Golden
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Jack Golden
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Jack Golden                                      49,610
AC Employee Benefit Trustees
Limited Acct CRG                              2,363

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 534
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €14.27
11	Date and place of transaction 19th October 2012; Dublin	12	Date issuer informed of transaction 19th October 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 22nd October 2012

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable (PDMR Disclosure)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Not Applicable (PDMR Disclosure)
17	Description of class of share Not Applicable (PDMR Disclosure)	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR Disclosure)
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR Disclosure)	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not Applicable (PDMR Disclosure)

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not Applicable (PDMR Disclosure)	22	Period during which or date on which it can be exercised Not Applicable (PDMR Disclosure)
23	Total amount paid (if any) for grant of the option Not Applicable (PDMR Disclosure)	24	Description of shares involved (class and number) Not Applicable (PDMR Disclosure)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not Applicable (PDMR Disclosure)	26	Total number of shares over which options are held following notification Not Applicable (PDMR Disclosure)
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 22nd October 2012
The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Henry Morris
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Henry Morris
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Henry Morris                                            9,558
AC Employee Benefit Trustees
Limited Acct CRG                                    2,363
Davycrest Nominees Limited
Acct 0049779                                          33,487
Davycrest Nominees Limited
Acct 0127109                                          26,301
Pershing International Nominees
Limited Acct BCCLT                               4,455
Davycrest Nominees Limited
Acct 0102350                                            5,000

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 467
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €14.27
11	Date and place of transaction 19th October 2012; Dublin	12	Date issuer informed of transaction 19th October 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 22nd October 2012

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable (PDMR Disclosure)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Not Applicable (PDMR Disclosure)
17	Description of class of share Not Applicable (PDMR Disclosure)	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR Disclosure)
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR Disclosure)	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not Applicable (PDMR Disclosure)

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not Applicable (PDMR Disclosure)	22	Period during which or date on which it can be exercised Not Applicable (PDMR Disclosure)
23	Total amount paid (if any) for grant of the option Not Applicable (PDMR Disclosure)	24	Description of shares involved (class and number) Not Applicable (PDMR Disclosure)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not Applicable (PDMR Disclosure)	26	Total number of shares over which options are held following notification Not Applicable (PDMR Disclosure)
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 22nd October 2012
The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Doug Black
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Doug Black
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Doug Black                                                      115,799
The Bank of New York Mellon (relative)           669

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 1,483
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €14.27
11	Date and place of transaction 19th October 2012; Dublin	12	Date issuer informed of transaction 19th October 2012
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 22nd October 2012

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable (PDMR disclosure)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Not Applicable (PDMR disclosure)
17	Description of class of share Not Applicable (PDMR disclosure)	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR disclosure)
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR disclosure)	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not Applicable (PDMR disclosure)

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not Applicable (PDMR disclosure)	22	Period during which or date on which it can be exercised Not Applicable (PDMR disclosure)
23	Total amount paid (if any) for grant of the option Not Applicable (PDMR disclosure)	24	Description of shares involved (class and number) Not Applicable (PDMR disclosure)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not Applicable (PDMR disclosure)	26	Total number of shares over which options are held following notification Not Applicable (PDMR disclosure)
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 22nd October 2012
The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 22 October 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director